Exhibit 99.1

Full Regular Transcription

Sanofi

Investor Relations

Monday, January 29th, 2018 at 2:30 pm CET

Duration: 51 minutes

COMPANY REPRESENTATIVES

Olivier Brandicourt – Chief Executive Officer

Elias Zerhouni—President, Global R&D

Bill Sibold—Vice President, Sanofi Genzyme

Jérôme Contamine – Executive Vice President, Chief Financial Officer

George Grofik—Vice President, Head of Investor Relations

PRESENTATION

Operator

Ladies and Gentlemen, good morning or afternoon, welcome to the Sanofi Investor Relations Conference Call and Live Webcast. I am Emma, the Chorus Call operator. I would like to remind you that all participants will be in a listen-only mode and the Conference is being recorded. After the presentation, there will be a Q&A session. You can register for a question at any time by pressing * and 1 on your telephone. Should you need assistance, please press * and 0 to call an operator. The conference must not be recorded for publication or broadcast.

At this time, it’s my pleasure to handover to Mr. George Grofik, Vice President, Head of Investor Relations at Sanofi. Please go ahead, Sir.

George Grofik

Thank you for joining us on the call to review Sanofi’s acquisition of Ablynx. As usual, you can find the slides for this call on Investor’s Page of our website at sanofi.com. I would like to remind you that information presented in this call contains forward-looking statements that involve known and unknown risks uncertainties and other factors that may cause actual results to differ materially. I refer you to our Form 20-F document on-file with the SEC and also our document de référence for description of these risk factors.

On slide 3 and 4, I draw your attention to additional disclosures regarding the offer for Ablynx. And with that, let me introduce our speakers. And with me today are, Olivier Brandicourt, Chief Executive Officer, Elias Zerhouni, President, Global R&D, Bill Sibold, Executive Vice President, Sanofi Genzyme and Jérôme Contamine, Executive Vice President and Chief Financial Officer.

I’d now like to turn the call over to Olivier.

Olivier Brandicourt

Thank you, George. It gives me great pleasure to announce the acquisition of Ablynx. Many of you will know that we already work closely together in immune-inflammatory R&D and we have developed the highest respect for Ablynx. So when market circumstances presented the opportunity to acquire the company, we were frankly highly interested in the opportunity. Ablynx will really help us as we execute on our strategic transformation. Not only does it bring in-house leading biologic platform and a promising late stage asset, but it also complements our effort to build a leadership position in rare blood disorders through Bioverativ.

1/17

On slide 6, on this slide, I have set out the reasons why we believe this is such a great deal. First, Ablynx’s innovative Nanobody platform has proven itself as a discovery engine and will really help drive Sanofi’s multi targeting R&D strategy. Second, it brings a regulatory stage asset in caplacizumab, which has strong clinical data and will add to our rare blood disorders portfolio. Third, it brings mix-stage asset for RSV, which fits well with our existing approaches to this important viral infection and a range of complimentary pre-clinical programs. And lastly, we are confident the acquisition will deliver long-term shareholder value, although we expect it to be business EPS neutral in the first couple of years reflecting the timing of caplacizumab roll-out.

On slide 7, expanding on my earlier point, I have repeated here the slides we showed in December at our Sustaining Innovation Day. This illustrates the key technology platforms which are helping to drive our multi-targeting strategy in R&D. As you can see, Ablynx was already a core element of this strategy through our Nanobody partnership in immune-inflammatory disease. Being able to access this technology more broadly by bringing it fully in-house will clearly strengthen our discovery and development efforts. Having briefly set out the rationale, I’d like now to handover to Elias for more details. Elias.

Elias Zerhouni

Well, thank you, Olivier. What I want to do in the next few minutes is to tell you a little more about...

Operator

Ladies and Gentlemen, please hold the line, the conference will continue shortly.

Elias Zerhouni

Sorry, I understand that you all couldn’t hear us. So I am going to start over again. Thank you, Olivier. What I want to do in the next few minutes is to tell you a little more about how Ablynx fits so well with our efforts to sustain innovation at Sanofi. As you heard in our Innovation Day in December, we have completely transformed our approach to R&D in recent years at Sanofi, based on a strategic shift towards biologicals and also the idea that combination therapies are essential for multiple disease areas, and therefore the idea of developing proprietary platforms that gives you the ability of multi-targeting, in other words addressing multiple targets with the single molecule is going to be the future we believe in R&D.

2/17

And so, when you look at the Ablynx acquisition, in addition to the very important commercial prospects of caplacizumab, we think Ablynx also ticks all the boxes that we need to tick with its Nanobody platform because this unique technology has attracted already multiple partners, including ourselves in both MS and immuno inflammation, and there are more than 45 clinical and pre-clinical programs underway.

In short, it’s a proven discovery engine and de-risked to a great extent because over 2,000 patients have been exposed. Now, what excites us most is the ability to utilize these Nanobodies for multi targeting, either in a multivalent fashion, address the same target in three different ways or multi specific different targets. And so, I won’t repeat what I said in December we feel that this is the approach that will be allowed to us in a broader scale, thanks to the acquisition of the Ablynx platform. Nanobodies are also very interesting in the fact that their small size gives us the ability to address targets that are not accessible to conventional antibodies. Our targeting... multi targeting approach has already shown its fruits with dupilumab where we attack two targets with one antibody.

The next slide will give you some detail on our existing collaboration with Ablynx which we signed last July. Our plan was to work together on multi targeting Nanobody approaches to asthma and COPD, Rheumatoid Arthritis, Atopic Dermatitis and Psoriasis and up to eight programs. As Olivier stated, bringing Ablynx in-house means we now have a great opportunity to take a much broader approach across all of our therapeutic areas with its highly innovative and already productive platform technology. What I like to do is move to a program in the Ablynx pipeline we will cover caplacizumab given that this promising asset is now in the pre-launch phase. I just want to attract your attention on the inhaled Nanobody ALX-0171 which is currently in Phase 2 development and exemplifies some of the benefits of the Nanobody platform. More specifically, this platform has the flexibility to enable multiple routes of administration and multi targeting locally. This Nanobody is an inhalable multivalent approach to treating hospitalized infants with RSV infection. But I want to make clear here is that this Nanobody has been designed as a treatment, not a prophylactic, for symptomatic infection and as such it complements the preventative antibody, the vaccine work in development of Sanofi Pasteur.

The antibody targets a very key fusion protein on the virus which then prevents the virus from entering epithelial cells. In the early data on ALX-0171 as you can see shows an immediate significant impact on viral replication together with indications of therapeutic benefit. As a consequence, this has entered into the Phase 2b RESPIRE study in around 140 infants and results are expected in the second half of 2018.

3/17

Now, my final slide gives you an indication of the breath of Ablynx early pipeline opportunities where... and the company has a sizable number of partnered programs, but also has wholly owned programs that are of great interest to us. And the 11 indications listed cover Rare Hematology, as well as, Oncology, Inflammatory and Infectious diseases all aligned with the key business units that have been organized around the road map 2020. So it’s clear that many are synergistic with Sanofi’s core therapeutic areas, and this will help fuel our pipeline both in the coming years.

So the platform provides a terrific opportunity for Sanofi R&D. However it is also important to realize that caplacizumab is also a very exciting asset first-in-class that Bill will now describe to you. Bill...

Bill Sibold

Thank you, Elias. From the perspective of our Specialty Care business, I am confident that Ablynx offers a great opportunity to enhance our leadership in Rare Blood disorders. Caplacizumab in particular is an ideal fit with the Bioverativ hemophilia franchise, and when we think about adding in earlier stage pipeline assets from Bioverativ, Ablynx and Sanofi, we can really see an exciting opportunity to build a sustainable, rare blood disorder leader.

So let me now say a few more words about caplacizumab. Like many rare diseases, you may not have heard of acquired thrombotic thrombocytopenic purpura or aTTP. This is an acute life threatening disorder which arises when the body stops regulating von Willebrand factor a protein in the clotting cascade leading to platelet aggregation. The result is extensive clotting in small blood vessels, tissue damage and thromboembolic events. Around 7,500 cases of aTTP are recorded each year in the major markets. Of these up to 20% die in the acute phase and for survivors the recurrence rate is as high as 80%. So what we desperately need is a therapy that resolves the acute phase quickly reducing clotting and organ damage and lowering morbidity, mortality and recurrence. We also need an approach which helps reduce cost as the only treatment is expensive plasma exchange in hospitals.

Here you can see the results of the recent Hercules Phase 3 study of caplacizumab in patients with acute aTTP. The graphic shows the blood platelets rapidly return to normal with caplacizumab meeting the primary endpoint with high statistical significance. The caplacizumab group also scored much better than placebo on secondary endpoints including recurrence rate, days in the ICU in hospital and requirements for plasma exchange. Given this compelling data, we believe caplacizumab is set to be the first approved therapy for aTTP. In terms of regulatory status, caplacizumab was filed in the EU last year and the Hercules data has been added in support of this filing.

4/17

A BLA is expected to be submitted in the first half of this year. So we would expect to be launching this asset in Europe and the US in 2018 and 2019, respectively.

I would now like to hand the call over to Jérôme…

Jérôme Contamine

So thank you Bill. And I’d like to briefly discuss the financial highlights of this transaction. So as you know, Sanofi has agreed to pay Ablynx shareholders 45 Euro per share in cash which results in a fully diluted valuation of Ablynx at approximately 3.9 billion Euros. In terms of the financials, we are confident that this acquisition will meet our criteria for shareholders value creation. On top of the R&D expense, we expect to be neutral to business EPS in 2018 and ‘19. Again, this is on top of the R&D expense which we already accounted for in this guidance. I should also note that we will benefit from the IP tax structure on R&D tax credit available in Belgium.

To finance the transaction, we have entered into a bank credit facility and we expect the cost of debt to be around 1%. On timing, the transaction has been approved by both Boards unanimously and we expect to close the deal by the end of the second quarter subject to the usual regulatory clearances.

I would like now to handover to Olivier for closing remarks…

Olivier Brandicourt

Thank you, Jérôme. So to wrap up, we think this is a great deal for Sanofi which delivers on our key strategic objectives. In terms of innovation, it brings a unique Nanobody platform, which is a proven discovery engine and which fits perfectly with our strategy focused on biologics, multi-targeting and proprietary platforms. In term of reshaping, it will strengthen our efforts to build leadership in rare blood diseases following the acquisition of Bioverativ in particular through caplacizumab.

And finally, on top of caplacizumab, we expect it to drive significant long-term shareholder value as we leverage the technology platform across Sanofi R&D and progress Ablynx complementary set of clinical and preclinical programs.

So with that, I’d like to handover to George to start the Q&A.

5/17

George Grofik

Thank you, Olivier. And we will now open up the call to questions.

QUESTION & ANSWER

Operator

We will now begin the Q&A session. Anyone who wishes to ask a question, please press * followed by 1 on your touchtone telephone. Once you register, an operator will be asking your name.

Please press 2 to remove your question.

The first question comes from the line of Ms. Jo Walton from Credit Suisse. Please go ahead.

Jo Walton

Thank you, a few quick ones. I wonder if you could give us your view on the peak sales estimates for Ablynx recently raised for their late stage products to 1.2 billion Euros, how realistic you feel that is. I wonder if you could also tell us how you may be able to get access to any let’s say IO targets, and once you own Ablynx will you be able to do anything with the Merck JV that is... or whether the Merck arrangement is already in there that takes all of the IO assets given that IO is an area that shows great importance to you? And I wonder if you could also tell us what you feel for the long run incremental R&D rate that we should be thinking of given that you want to exploit this technology, presumably we should look for a material increase in the R&D spend with you versus what Ablynx was doing?

Olivier Brandicourt

Thank you very much, Jo. So, first question frankly it’s difficult to give an answer, you had seen the consensus on some of this long term-sales for capla and RSV. Yes, you are right, Ablynx changed in January their overall market perspective and forecast for these two. It’s too early for us to make any comments there, so I will move to the second question.

Yes you are right. There is a Merck partnership which has relatively large number of targets in IO in that partnership and as you know, we have a very... committed to our partnership with Regeneron in IO which we signed up in 2015, and recently we have shown our commitment to it by increasing, as we announced in January, our investments behind the IO program and more specifically cemiplimab. So we don’t have all the detail at this stage, as you can imagine the only

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thing I would say is that we would have to wait for closing this deal, in order to get into the contracts and have bilateral discussions with all those partners. So and I will ask... clearly I will ask Elias to answer these questions or add to this question and also the last one. So, Elias.

Elias Zerhouni

Yes. So in terms of characterization of the relationship between Merck and Ablynx, it is not a joint venture, it’s really a partnership on a finite number of assets that are related to immune-oncology which obviously are limited to those assets. And the second is that clearly within the context of our relationship with Regeneron, we will work both with Ablynx, if the deal is consummated, and Regeneron and the parties to align the programs. As, you know, we have internally immune-oncology programs, which are also partnered with Regeneron. Now, in terms of expenses, the platform expenses themselves are already basically taken into account, not many other programs will not reach clinical development stage until a year or two from now, except for capla, where we need to launch capla; fundamentally these are discovery programs which are already for us in INI, were already taken into our budget and we will obviously work with Ablynx to maximize the use of the Dollars. Clearly, Jérôme has a view on the financial impact of the acquisition that he would like to share as well.

Jérôme Contamine

I just want to clarify what I said, Jo, which is that we have included the continuation of the spending obviously on the platform, as well what we think the programs which are worth launching in our guidelines on the business EPS impact for the first two years. So this neutral EPS impact which I indicated earlier includes this... there is a short-run when you go into the next year or what Elias said and we will see how it works with the rest of our portfolio.

Jo Walton

Thank you.

Olivier Brandicourt

Next question, please? Thank you, Jo.

Operator

The next question comes from the line of Ms. Hector with Exane. Please go ahead.

7/17

Luisa Hector

Hello, thank you for taking my questions. So maybe just to start with... could you comment on how competitive the process was, and how much time you had to do due diligence given the Novo was also making offers shortly before Christmas? And then, I wonder if there is any anti-trust issues, for example, on the IL-6, you seem pretty comfortable with the RSV, but any antitrust issues that you might mention?

And then, finally, what is the maximum leverage ratio that you are comfortable with and implications on that for your credit ratings. So just trying to understand your appetite for further M&A beyond this? Thank you.

Olivier Brandicourt

So thank you, Luisa. First question, I won’t give you much detail on that, let’s say, that we have been working at high speed very swiftly and doing a very effective diligence again at a very rapid pace here. So that’s the only thing I would say, but the reason why we were also able to be fast is because we know Ablynx since 2015 where we had initiated an MS program through Sanofi Genzyme. And of course, more recently, through our immuno-inflammatory collaboration which was signed in July 2017, and before we signed that deal, as you would expect, we had gone through quite a bit of due diligence. So we knew the Company, we were close to the Company, this partnership actually was working very well to everybody’s account. So just want to mention that to your first question.

On the IL6, Abbvie has a partnership or had a partnership on the IL6 or still has... with two targeted indication RA and SLE, and we don’t know all the details there, but we don’t think they have opt-in the first one and they have the right to opt-in for the second one, and then the entire IL6 program getting back the RA one. So without getting again too much in details because we don’t have them at this stage, we won’t make any additional comment and that would have to wait for the closing.

In terms of leverage ratio, I am going to ask Jérôme to give you the answer.

Jérôme Contamine

So first of all, as you know, and we have today as we speak AA rating with Standard and Poor and an A1 rating with Moody’s. We expect these two acquisitions to allow us to maintain our present credit ratings.

Now to your next question... or the forward question, I’d say, we just remind you of few metrics, by the end of September ’17, our net debt stood at 6.9 billion Euros. This includes part of the proceed of the swap we had with Boehringer Ingelheim as you know, but meanwhile of course we

8/17

have continued to generate some cash flow. Then if I then make another metric, our EBITDA should be counted for around 11 billion Euro per year whether you take ’17 or ’18. So even now taking into account the Bioverativ acquisition and our cash flow generation will continue to develop further in this year. So just to tell you that we have this rating which we can maintain and then we think that we are still generating a strong cash flow unless compared with as mentioned to you, which is EBITDA ratio, with the two acquisitions you can factor in which are around 13 billion Euro when they are completed which will be somewhere in ’18.

So I think that’s how it is, so and then maybe when it comes to... if the question is when it comes to future acquisitions, how much leverage we can get to, I would maybe leave Olivier to comment on that.

Olivier Brandicourt

We have always stated, as you know Luisa, for now several quarters and 18 months or two years, that we had a general target for inorganic growth, external acquisition of 20 billion Euros, more or less, for bolt-on acquisitions. And what I would say is, however, we have been able to keep a very strong balance sheet until now and generate significant cash flow and therefore all opportunities need to be examined on a case-by-case basis.

Now, we have very set criteria as you remember when it comes to M&A and acquisitions. So we will continue to meet those strict financial disciplined criteria which we have explained and going through several times. So very importantly however, any contemplated deals that will be consistent with the general capital allocation priorities we have also expressed and more specifically our commitment to a progressive dividend policy and a strong balance sheet. So that’s the answer to your last question. So thank you very much Luisa, and next question please.

Operator

Next question comes from the line of Mr. Parry with Bank of America. Please go ahead.

Graham Parry

Hi, thanks for taking the questions. So first of all on the peak sales in the three key assets and capla ALX-0171 and vobarilizumab in the deal price paid and do they differ materially in your view from what we see in consensus numbers at the moment, and if so, in which direction? And secondly, what sort of penetration of Capla do you think is achievable increase and addressable pool of patients, what do you see as the size of the pool and are there any factors that could perhaps see that bigger than perhaps consensus is assuming at the moment. And then thirdly, you did say that you think this meets your criteria for ROIC exceeding WACC, but can you define exactly which year you would see that being in place? Thank you.

9/17

Oliver Brandicourt

Yes, all right on capla, Bill do you want to answer Graham’s question?

Bill Sibold

Yes, Graham. I won’t give specific idea of what the forecast will look like. But let me tell you why we are so excited about this and it’s really... there is a high unmet need. It’s a highly effective therapy. It’s a targeted known call point being hematologists and reference hospitals and centers, so we can get to it easily. And we also think it’s a great fit with the past two agreements that we recently announced with Bioverativ and also with Alnylam. So we think that the aspects of this product caplacizumab are really great. The efficacy is strong; we know that it kept the recurrence of aTTP to 4% versus 38%. There was a 38% reduction in the number of days of plasma exchange, 65% reduction in number of days of ICU and 31% reduction in hospital days, so really adds value to the system that is treating it and really helping patients. So I think that we are optimistic, we would expect penetration to be high based upon the high unmet need... no other therapies... and this being such a compelling value proposition.

Oliver Brandicourt

Okay. So that’s on capla. Jérôme, the criteria on this one specifically because I think last week we expressed that it was fitting... Bioverativ was fitting this criteria, so here on this one on the long-term.

Jérôme Contamine

Thank you, Olivier. So thank you, Graham for the question. So you know to me, I mean we are as you know, acquiring Ablynx is both a take in the R&D platform together with a serie of assets as we have already commented on, starting with capla. So you could argue that in this type of situation where you acquire an R&D platform, the ROIC criteria is maybe not the best criteria to judge the value you create, because the value you create is on the long term, i.e., what comes from this platform and what can be developed and eventually come to market in the future.

Now, the good news in that case is that despite the fact that we are acquiring the R&D platform and thanks also to the launch of capla and taking into the account the marketing efforts we will have to put behind this launch to start with, we think that we could get...and this also take advantage of the tax situation that I alluded to, we could get to an ROIC above our WACC as early as 2021, so you could say it’s 3 years, 3  1⁄2 year depending how you look at it.

10/17

So I think that a) again, we don’t think this is exactly the criteria we used in that case, however, we are meeting this criteria as we have done in the Bioverativ acquisition which obviously was more mature and generating profits immediately.

Olivier Brandicourt

Thank you very much, Jérôme.

Jérôme Contamine

Thank you, Graham. Next question, please.

Operator

The next question comes from the line of Mr. Seamus Fernandez of Leerink. Please go ahead.

Seamus Fernandez

Thanks very much for the question, so I wanted to talk a little bit about the aTTP data just to understand the difference between comments around the on-treatment benefits of the nanobody and versus the longer-term benefits. It is my understanding that you have sort of a reversal of treatment that occurs, and I am just trying to get a better understanding of how Sanofi is going to really evolve this asset so that it basically delivers longer-term value to the Healthcare System. We know that the four days fewer in the ICU, certainly in the short-term is adding value but just trying to get a better understanding of the recurrence rates of treatment for these patients or if your expectation is that you will continually treating be treating these patients as they re-enter the hospital rather than developing a maintenance type treatment option. And then the second question really is more an overall question around the M&A environment. Obviously, Olivier, you have seen these types of environments before. I think we are in a unique situation with US tax reform. Is it appropriate for us to think that, you know, the kind of M&A environment we may be entering could be an accelerated environment and Sanofi is kind of taking a forward-looking approach before asset values become too dear? Thank you.

Olivier Brandicourt

Thank you, Seamus. On aTTP data, as a long-term benefit, I am not sure we can give you such a precise answer. If I remember, the recurrence rate in a matter of a year I think it’s around 2% to 4%. That’s one data I can remember, I am going to ask Elias to give you more data. Elias...

11/17

Elias Zerhouni

Yes, so again this is early data, but the thing that is impressive is the recurrence rate is cut to 4% in treated patients as opposed to 38% of the placebo group. Also when you look at the follow up period, there are lots of patients who still have a decreased ADAMTS13 enzyme activity which is a very strong bio-marker on whether or not the patient is at higher risk of recurrence after the initial treatment.

Remember this, a high mortality upfront, and the reason that high mortality is there is because of the von Willebrand factor is just not caught-up by the enzyme. The enzyme is deficient and by using the Nanobody, we are able to prevent the platelet aggregation that occurs in these patients.

So when you look at the lifecycle approach that we are going to have here, obviously you are going to have the ability for, in my view, to identify the patients most at risk of recurrence, most at risk of re-hospitalization, most at risk of death because we do know that the ADAMTS13 enzyme activity is the driver of the pathology and obviously the driver of the therapy. Now in terms of acute versus chronic, obviously it’s going to depend on that profile and more experience as we go forward. But it is my belief that the work we will do will actually become a first standard of care for this category of patients where there is no standard of care frankly because you are dealing with an acute autoimmune disease with auto antibodies and there is no real treatment today for this disease. So the pattern that you are asking for will evolve, but I think we have enough evidence to say that it will for sure reduce recurrence in 40% of patients.

Olivier Brandicourt

And Seamus on your M&A question, we have been driven, you know, more by strategy than by anything else, right. And you know consistently mentioned that eventually we wanted to build or strengthen, not build but strengthen our leadership position in rare disease. We know the business model very well, rare blood disorders we have a very similar approach to the market. So that business model we master and we have demonstrated it. So that’s the reason why we are so committed now and enthusiastic about rare blood disorder and to add that new arm to our rare disease franchise. Now, certainly tax incentive is an incentive both as you heard Jérôme, it’s not only in the US including in Belgium. Will that trigger, like everybody says you know, a very large wave of M&A in the coming months, that has to be demonstrated but it’s certainly a potential situation arising from that incentive. But that’s where I would say I’ve not much more to add to that. Thank you very much, Seamus.

12/17

Seamus Fernandez

Thank you.

Operator

The next question comes from the line of with Philip Lanone with Natixis. Please go ahead.

Philip Lanone

Yes, good afternoon. Question first on the aTTP compound, whether you have identified some potential competitors, what’s the competitive situation, I don’t see many but there might be? And can you elaborate on how the Bioverativ network might help you because hemophilia is quite specific with some specific centers. Can you actually use all the network and how? And also when you talk, Jérôme, about maintaining the credit rating, does that factor in the European generic sales? And lastly, if I may on EPS, if I take the number of reaching WACC level in 2021, the current consensus is for slight loss at Ablynx so you might have very different assumption from the consensus, so is it only tax or are there any kind of synergies?

Olivier Brandicourt

Alright, Philip. I am going to ask Bill to answer your competitive question on 2018.

Bill Sibold

No we don’t see any competition coming in any near term, that’s one of the real attractive features of this.

Philip Lanone

Okay.

Olivier Brandicourt

Okay. And Jérôme are you ready for the second question.

Jérôme Contamine

Yes. So Philip. To your question, first of all, what I commented on is existing current rating which we would expect will be maintained with these two acquisitions that we announced. I don’t think that the Generics Europe topic which we will comment probably in the coming weeks, really has a huge influence on that. So I mean we compare to the rating we have, and the cash flow which we have, I don’t think it is really a key element.

13/17

Now, on your second question, when we built our model, we clearly took advantage of Sanofi Genzyme and together with, but probably Bill is going to explain how we can combine that to a certain extent with Bioverativ. Of course, as we go, there will be some G&A savings not used because we want to start this Company not with a huge G&A savings, but could have some, the tax element counts as well, and this led to what I said which is at 2019 and 2018, would be business EPS neutral. When you get into 2020, you expect the new products to take-off and 2021 helping to have the ROIC in 2021 above the cost of capital. So I think that’s my detail answer to your question, Philip. Thank you.

Olivier Brandicourt

Alright. Thank you. Thank you, Jérôme. There was one question Philip asked, we didn’t answer to is whether or not there is a common denominator when it comes to business model sales force, or hemophilia centers versus emergency centers for aTTP. So do you have any comment at this stage, it’s early on for us, of course but, Bill.

Bill Sibold

Yes. It’s too very early on, but the common denominator is the hematologist. The hematologist is making the treatment decisions not only in hemophilia but in aTTP as well. And there is also quite a concentration of the centers that, we believe, are going to be treating aTTP. They are going to get patients... will show up at emergency rooms and so forth, but from the data that we’ve seen in the US, about over 80% are at large academic centers which is a very tight targeted call point for us, and there is quite a bit of overlap actually between the Hemophilia Treatment Centers and also where aTTP will be treated. So we see a lot of synergy there. The other comment that I would make is, as far as resourcing it, these are so targeted they require small teams in either way so whether we are going to be adding people et cetera, you know, it is too early to tell. We will appropriately resource for the opportunity.

Philip Lanone

Thank you very much.

Olivier Brandicourt

Thank you, Philip. Next question, please.

Operator

The next question comes from line of Michael Leacock with MainFirst. Please go ahead.

14/17

Michael Leacock

Oh, hi there. Thank you very much for taking my questions. I have two if I may. Firstly, is there any potential for the capla to be used in hereditary TTP? If you could just explain what the opportunity might be there, that would be great? And secondly, given the very compelling profile, you know fast track designation you have for capla, what extra penetration either in terms of patient population or geography does Sanofi adds compared to that which Ablynx would have had on its own? Thank you.

Olivier Brandicourt

I will answer the first one. There is a product which is in clinical development for hereditary TTP, but we think that due to the different type of mechanism of actions required in the two different diseases, they wouldn’t be you know, any... we are not entirely sure that capla would work for HTTP, that’s what we can say at this time. Bill or Elias, do you want Bill, do you want to answer the second question?

Bill Sibold

Yes. So regarding expansion and other geographies, we will make use of our large global footprint and be exploring in each of the countries that we are in around the world. The preliminary work that has been done by Ablynx was really focused on the US and the big EU countries and Japan, so we will now go back and look at the potential around the world.

Michael Leacock

Thank you very much.

Olivier Brandicourt

Okay. Thank you, Michael. Next question please and last question.

Operator

Final question comes from the line of Peter Verdult with Citi. Please go ahead.

Peter Verdult

Thank you, Peter Verdult with Citi. Three questions, please. Firstly, on financials, Jérôme, you (not audible) on 15 billion for Bioverativ and Ablynx, could you give us some sense as to what is going to be incremental net debt... sorry incremental debt versus cash on hand. Any sense on

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that will be helpful? Secondly, for Olivier, sorry to come back to capital allocation, is it fair given the swift move you’ve made with Alnylam, now with Ablynx to build in hematology, is it fair to assume that Sanofi appetite to further M&A is probably less now given the recent moves or is that an incorrect statement? And then, lastly, could you give me just with the data around the corner, what’s the latest in terms of when we might see the headline data from ODYSSEY of Praluent and just if you are not able to demonstrate, you know, an outcome benefit in terms of CV data on local mortality, how then it will, will that change the commercial strategy behind Praluent? Thank you.

Olivier Brandicourt

You are ready, Jérôme?

Jérôme Contamine

The precise answer to your question I don’t have it exactly and the reason being quite simply that when we are going to cash out to pay for these two acquisitions we will have to assess the cost of funding versus the existing cash available, and this is going to happen as you understood in the coming, let’s say two to four months. So that’s my first one, so the outcome will be of course, that it would a combination of cash available and use of credit lines. So you noticed that we have put in place a credit facility. The reason is not linked to Sanofi needing that cash for such an acquisition. The reason is that there is a requirement for a public offer on the Belgian stock market that there is a confirmed ad-hoc facility being put in place... so that is what we put in place. Now, if it’s worth doing that versus other use of funds, we may use it partially for this acquisition in practice. I would like to add that as a result of the disposal of the Boehringer transaction and the ongoing cash flow generation, it’s true that the level of cash available on the balance sheet has just been increasing. And if I am not wrong, by the end of Q3, we were around 10 billion, so we are clearly going to use that partly to finance this acquisition in a proportion which of course will meet all the requirements you have with rating agencies to keep cash on your balance sheet. So you could say well, part of it will come from cash, part of it will come from debt financing and then you can get the facility, as well as, as public debt. So the short answer then is, can you assume that on average the cost of funding for the two acquisitions will be 1%.

Oliver Brandicourt

Alright. Thank you Jérôme. On capital allocation, yes we are not expecting to do one acquisition every week, that’s for sure.

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However, you heard from Jérôme we still think that we have a strong balance sheet we are generating a fair amount of cash flow and we believe that in that overall and general envelope we had identified a long time ago of 20 billion Euros for bolt-on acquisitions, in general, we still have some room if opportunities were arising and, that has to be assessed on a case-by-case basis. So that’s what I would say. We are still very consistent with everything we had said all along for many quarters now.

On your question on Praluent and whether or not we are still on time for Q1, I’m going to ask Elias to give you an answer.

Elias Zerhouni

Thank you, Olivier. Yes, the answer is..., as we said before, we are working actively to conclude the study and close all the sites and accumulate all the data. We are still in line for our publication results at the end of the Q1, and we hope to be at the ACC as a late breaker with the data. Now in terms of how to interpret the data. Frankly, I don’t have the data to comment on. I think we will have to wait and see exactly what the data and the details of the data because this is not the top line only that you will drive everything, we will have to see exactly on what components of MACE we are effective. And remember that the population we are studying is different population the one studied by FOURIER. So just hang in there and wait and see, and we will give you the news in the couple of weeks... in a few weeks.

Oliver Brandicourt

Alright. Thank you very much Elias.

Elias Zerhouni

Thank you.

Oliver Brandicourt

Alright. Thank you everyone and looking forward to our next call in a week from now. Thank you.

Operator

Ladies and Gentlemen, the Conference is now over. Thank you for choosing Chorus Call and thank you for participating in the Conference. You may now disconnect your lines. Goodbye.

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